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                     December 14, 2021

       Steven Cirulis
       Senior Vice President, Chief Financial Officer, Chief Strategy Officer Potbelly Corporation
       111 N. Canal Street, Suite 850
       Chicago, Illinois 60606

                                                        Re: Potbelly
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 27, 2020
                                                            File No. 001-36104

       Dear Mr. Cirulis:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services